

Mail Stop 3561

November 15, 2005

Via U.S. Mail and Fax (703) 563-6195
Mr. Michael E. Savage
Chief Financial Officer
Genesys S.A.
1861 Wiehle Avenue
Reston, VA 20190

      RE: Genesys S.A.
              Form 20-F for the fiscal year ended December 31, 2004
              Filed May 2, 2005

              File No. 0-31134

Dear Mr. Savage:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

              Sincerely,

              Larry Spirgel
              Assistant Director